Presidential Life Corporation

69 Lydecker Street

Nyack, New York 10960

March 23, 2011

By EDGAR

Mr. Wayne Carnall

Chief Accountant, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Presidential Life Corporation (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2009 (the “2009 Form 10-K”)

Form 10-Q for Quarterly Period Ended June 30, 2010

File No. 000-5486

Dear Mr. Carnall:

Background

In response to a comment letter issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on August 26, 2010, the Company has discussed its use and application of the equity method to account for its investments in certain limited partnerships (“LPs”) with members of Corporation Finance and the Office of Chief Accountant of the SEC (collectively, the “Staff”).  The Company’s dialogue with the Staff has occurred through written correspondence and numerous telephone conferences, most recently today, March 23, 2011.  This letter is being provided in order to confirm the understanding between the Company and the Staff with respect to the accounting treatment for the Company’s limited partnership investments.

Historically, the Company has applied the equity method of accounting based primarily on actual cash distributions from (or contributions to) the limited partnerships.  Each quarter, the Company recorded cash distributions either as income (loss) or return of capital, as appropriate.  Subsequent to the end of the fiscal year, upon receipt of the Schedule K-1s and annual audited GAAP-basis financial statements provided by the limited partnerships, the Company would record changes in market values of the LPs as a component of equity (in other comprehensive income or loss); the Company would also record its allocable share of undistributed earnings (losses), recognized by the LPs during the preceding year, on its income statement (as a component of consolidated net income).  Applying the equity method in this manner resulted in a reporting “lag” with respect to undistributed earnings (losses) and changes in market value of up to one year.

Summary of Discussions with the SEC Staff

The Staff has objected to our application of the equity method under ASC Topic 323, Investments—Equity Method and Joint Ventures.  We further understand that the Staff believes that the Company’s prior application of the equity method is in error.  As a result of our discussions with the Staff, we have concluded that, (i) under the equity method, the Company should record its share of investee earnings, whether realized or unrealized, as a component of consolidated net income in each quarterly and annual period; and (ii) certain qualitative factors previously used by the Company to assess its level of influence with respect to the partnerships should not, in fact, be considered in determining whether to use the equity method, rather than the fair value method.

To correct this error, we will restate our previously issued financial statements for the years ended December 31, 2009 and 2008 in our Annual Report on Form 10-K to be filed for the year ended December 31, 2010 and will restate our previously issued financial statements for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 by filing amendments to the Quarterly Reports on Form 10-Q for such periods.  We publicly announced our intention to restate prior periods for the correction of an error under Item 4.02(a) of Form 8-K filed with the SEC on March 10, 2011.

Revised Accounting Policy

Commencing with our Annual Report on Form 10-K for the year ended December 31, 2010, we intend to utilize the accounting policy described below with respect to our investments in limited partnerships.  The following represents the description of the proposed policy that we intend to include in footnote disclosure in financial statements going forward:

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Where consolidation is not appropriate, the Company applies the equity method of accounting consistent with ASC 323, Investments – Equity Method and Joint Ventures, to limited partnerships in which the Company holds either (a) a five percent or greater interest or (b) less than a five percent interest, but with respect to which partnership the Company has more than virtually no influence over the operating or financial policies of the limited partnership.  The Company records realized and unrealized earnings (or losses) of the limited partnerships in net income each period.  Generally, the Company records its share of its earnings using a three month lag.

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The Company applies the fair value method of accounting consistent with ASC 944, Financial Services—Insurance, to those limited partnerships in which the Company holds less than a five percent interest and does not have more than virtually no influence over the operating or financial policies of the limited partnership.  The Company recognizes the unrealized change in fair value of a partnership interest as a component of equity

(other comprehensive income or loss) each period and recognizes cash distributions in earnings each period.

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The Company considers certain qualitative factors in assessing whether it has more than virtually no influence for partnership interests of less than five percent.

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For all equity investments, if we conclude that an other than temporary impairment has occurred, the carrying value of the equity security is written down to the current fair value, with a corresponding charge to realized gain (loss) in our Consolidated Statements of Income. We base our review on a number of factors including, but not limited to, the severity and duration of the decline in fair value of the equity security as well as the cause of the decline, our ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, any third-party research reports or analysis, and the financial condition and near-term prospects of the security’s issuer, taking into consideration the economic prospects of the issuer’s industry and geographical location.

To implement this policy for partnership investments of less than 5%, the Company will determine whether its level of influence over each partnership is greater than “virtually none.”  The term “more than virtually no influence” is highly subjective with no authoritative criteria specified in the FASB Accounting Standards Codification for making this determination.  In the absence of specific guidance, the Company developed its policy for assessing influence in the mid-1990s, as detailed in prior written correspondence to the Staff—most recently in the Company’s letter dated February 10, 2011.

As a result of its conversations with the Staff, the Company believes that certain qualitative factors historically considered by the Company in assessing its level of influence (specifically, (a) the Company’s reputation as an active and early investor in LPs and (b) the Company’s serial investment in subsequent funds of the same general partner) should not, in fact, have been used to determine whether to apply the equity method of accounting.  The Company continues to believe that it is appropriate to utilize certain qualitative factors as indicative that it has more than virtually no influence over a limited partnership’s operating and financial policies including, but not limited to (i) participation on a limited partnership’s advisory board, (ii) having the ability to negotiate changes to the operating or financial policies of the partnership and (iii) the presence of the indicators in ASC 323-10-15-61.  Going forward, the Company will consider these factors and any other relevant qualitative factors to determine whether it exerts more than “virtually no” influence over a partnership.  In the absence of any qualitative factors that indicate more than virtually no influence, the Company will conclude it exerts virtually no influence for investments less than 5%, based, in part, on the understanding that other accounting practitioners have also generally viewed investments of less than 3 to 5% as having virtually no influence, which the SEC staff acknowledged in EITF Topic No. D-46.2

The result of the Company’s revised policy for assessing influence will likely result in a conclusion that it has virtually no influence over a substantial majority of the partnerships in which it holds an interest.  While our evaluation is ongoing, we note the substantial majority of our partnerships interests are less than 5%, where none of the qualitative factors under the Company’s revised policy are present.  We believe accounting for the substantial majority of our limited partnership investments at fair value with changes in fair value recognized in equity under Topic 944 is appropriate for the following reasons:

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The Company believes its accounting policies should reflect its business model, which, with respect to the limited partnerships, reflects a long-term investment strategy.  The Company’s investment objective for its limited partnerships is not to generate current income but rather primarily to build capital appreciation to be used to support future claims associated with long-duration liabilities.  A substantial amount of the limited partnerships’ underlying investees consist of private equity, real estate and other investments that may not generate current income and whose market values are not readily determinable.  As such, the Company’s prior application of the equity method reflected its long-term investment objective by treating cash distributions as the primary source of earnings (losses) in the income statement.  Upon receipt of the audited annual statements from the partnerships, changes in fair value were “trued-up” by adjusting equity (other comprehensive income), rather than earnings.  This was based on the Company’s historic position that the specialized accounting of the limited partnerships should not be retained.  Similarly, we believe the fair value method in Topic 944 will more accurately reflect our long-term investment objective in situations where influence is absent, based on the qualitative factors discussed above.  Under this approach and similar to our prior accounting, cash distributions will be recorded in earnings and changes in fair value will be recorded in equity.

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The Company considered the difficulty of applying the equity method guidance in EITF Topic No. D-46 without the 3-5% threshold.  If that quantitative threshold were decoupled from the notion that “all limited partnerships should…use…the equity method unless the investor’s interest ‘is so minor that the limited partner may have virtually no influence over partnership operating and financial policies,’” practitioners would be required to prove a negative condition—that influence does not exist—without the benefit of authoritative standards indicating how to do so.  The 3-5% threshold reduces the diversity in practice that would otherwise exist in assessing influence, and therefore we believe the quantitative threshold should be an element of our revised accounting policy.

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The Company believes that the result of its proposed accounting policy for evaluating whether influence exists will be consistent with industry practice; that is, our reliance on qualitative indicators to assess influence will lead to less frequent application of the equity method for investments less than 5%.  We have attached, as an appendix to this letter, sample disclosures of equity method accounting policies applied by others in the financial services industry that appear to be aligned with our revised policy.

For those investments accounted for under the equity method, a principal result going forward of the change from our historical accounting will be the reduction of the lag period from up to one year to up to three months for our allocable share of investees’ earnings /losses.

In prior correspondence with the Staff, we have indicated we were unable to obtain information sufficient to apply the equity method of accounting under Topic 323 consistent with our prior view that the specialized accounting of the limited partnerships should not be retained because the information we received did not adequately distinguish between realized and unrealized changes in fair value related to the underlying investments of the partnerships.  That distinction was necessary for us to record certain activity in earnings and other activity in other comprehensive income (equity).  Under our revised accounting policy, that distinction is no longer necessary because we are no longer conforming investees’ accounting policies to our accounting policies.

The financial information we receive from the limited partnerships is sufficient for us to apply the equity method of accounting under Topic 323 (as described herein) and the fair value method under Topic 944 to all interim and annual periods.  Currently, we have no reason to believe such information will become unavailable in future periods.

The Company further confirms to the Staff that pursuant to the partnership agreements governing the various limited partnerships in which the Company holds investments, the Company’s legal rights as a limited partner are not substantially the same as the legal rights of the general partners of such partnerships.

The Company affirms that when the Company considers the financial condition of an investee in assessing OTTI, it considers that assets sold by an investee are no longer reflected on the investees’ balance sheet and therefore, are not included in its net asset value.

Conclusion

We understand that the Staff does not object to our proposed change to correct the error in previously issued financial statements.  We further understand that the Staff does not object to our correction of our prior audited financial statements in our Form 10-K to be filed for the period ended December 31, 2010, and will not require that we file an amendment to our 2009 Form 10-K.  We are providing this letter for the avoidance of confusion in connection with the preparation of future financial statements.

In addition, we understand that the Staff has now concluded its review and comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 reflected in the Staff’s comment letter dated August 26, 2010 and that there are currently no unresolved Staff comments.

We appreciate the Staff’s comments and request that the Staff contact the undersigned via telephone at (845) 675-4996 or via e-mail at ppheffer@presidentiallife.com with any questions or comments regarding this letter.

Very truly yours,

PRESIDENTIAL LIFE CORPORATION

P.B. (Pete) Pheffer

Chief Financial Officer

cc:

Wes Bricker

SEC, Office of Chief Accountant

Todd Hardiman

SEC, Division of Corporation Finance

William M. Trust, Jr.

Chairman of the Board of Directors, Presidential Life Corporation

Lawrence Read

Chairman of the Audit Committee, Presidential Life Corporation

Donald L. Barnes

Chief Executive Officer, Presidential Life Corporation

Appendix A

Sample Industry Disclosures

Reproduced from the most recently available Form 10-Ks of various financial services companies

(names of registrants are available at the Staff’s request)

Registrant A

Investments in the Company’s unconsolidated subsidiaries include both equity investees and other unconsolidated subsidiaries. Investments in equity investees with ownership interests of 20-50% are generally accounted for using the equity method of accounting, and investments of less than 20% ownership interest are generally accounted for using the cost method of accounting if the Company does not have significant influence over the entity. Limited partnerships with ownership interests greater than 3% but less than 50% are primarily accounted for using the equity method of accounting. The carrying value of the investments in the Company’s unconsolidated subsidiaries also includes the Company’s share of net unrealized gains and losses in the unconsolidated subsidiaries’ investment portfolios.

Registrant B

Real estate joint ventures and other limited partnership interests in which the Company has more than a minor equity interest or more than a minor influence over the joint venture’s or partnership’s operations, but where the Company does not have a controlling interest and is not the primary beneficiary, are carried using the equity method of accounting.

Registrant C

Other invested assets consist primarily of investments in non-publicly traded companies, private placement equity and fixed maturity investments, derivative financial instruments and other specialty asset classes. Entities in which the Company has an ownership of more than 20% and less than 50% of the voting shares, and limited partnerships in which the Company has more than a minor interest, are accounted for using the equity method. Other invested assets are recorded based on valuation techniques depending on the nature of the individual assets. The valuation techniques used by the Company are generally commensurate with standard valuation techniques for each asset class.

Registrant D

The Company records its alternative and private fund affiliates on a one month and three month lag, respectively, and its operating affiliates on a three month lag. Significant influence is generally deemed to exist where the Company has an investment of 20% or more in the common stock of a corporation or an investment of 3% or more in closed end funds, limited partnerships, LLCs or similar investment vehicles. Significant influence is considered for other strategic investments on a case-by-case basis. Investments in affiliates are not subject to fair value measurement guidance as they are not considered to be fair value measured investments under U.S. GAAP. However, impairments associated with investments in affiliates that are deemed to

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be other-than-temporary are calculated in accordance with fair value measurement guidance and appropriate disclosures included within the financial statements during the period the losses are recorded.

Contained within this asset class are equity interests in investment funds, limited partnerships and unrated tranches of collateralized debt obligations for which the Company does not have sufficient rights or ownership interests to follow the equity method of accounting. The Company accounts for equity securities that do not have readily determinable market values at estimated fair value as it has no significant influence

Registrant E

Other long-term investments consist of the Company’s investments in joint ventures and limited partnerships, other than operating joint ventures, as well as wholly-owned investment real estate and other investments. Joint venture and partnership interests are generally accounted for using the equity method of accounting. In certain instances in which the Company’s partnership interest is so minor (generally less than 3%) that it exercises virtually no influence over operating and financial policies, the Company applies the cost method of accounting.

Registrant F

The Company owns limited partnership interests in projects of affordable housing for lower income tenants. The investments in which the Company has significant influence or a limited partnership interest that exceeds 5% are recorded using the equity method of accounting. The remaining investments are recorded using the cost method and are being amortized using the level-yield method over the life of the related tax credits. The tax credits are being recognized in the consolidated financial statements to the extent they are utilized on the Company’s income tax returns.

Registrant G

Our equity method non-marketable securities consist of investments in venture capital and private equity funds, privately-held companies, debt funds, and several qualified affordable housing tax credit funds. Our equity method non-marketable securities and related accounting policies are described as follows:

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Equity securities, such as preferred or common stock in privately-held companies in which we hold a voting interest of at least 20 percent but less than 50 percent or in which we have the ability to exercise significant influence over the investees’ operating and financial policies, are accounted for under the equity method.

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Investments in limited partnerships in which we hold voting interests of more than 5 percent, but less than 50 percent or in which we have the ability to exercise significant influence over the partnerships’ operating and financial policies are accounted for using the equity method.

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Registrant H

Equity investments in public entities in which the Company’s ownership is less than 20 percent are accounted for as available-for-sale securities and are carried at fair value. Similar investments in private entities are accounted for using the cost method.  Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership) but does not control the entity are accounted for using the equity method. Investments in limited partnerships and limited liability companies where the Company’s ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

Registrant I

For investments in limited partnerships and certain limited liability corporations that [the registrant] does not control, [it] applies ASC 323, Investments — Equity Method and Joint Ventures (“Equity Method Accounting”), which requires use of the equity method of accounting for investors that have more than a minor influence, which is typically defined as an investment of greater than 3% to 5% of the outstanding equity in the entity.

Registrant J

Other investments held by [the registrant] are accounted for under either the equity method or at cost, depending on the Corporation’s ownership interest, and are reported in other assets.

Registrant K

Hedge funds, private equity funds and other investment partnerships in which the Company's insurance operations hold in the aggregate less than a five percent interest are reported at fair value. The change in fair value is recognized as a component of Accumulated other comprehensive income (loss). With respect to hedge funds, private equity funds and other investment partnerships in which the Company holds in the aggregate a five percent or greater interest or less than a five percent interest but in which the Company has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value of the funds or the partnerships. The changes in such net asset values, accounted for under the equity method, are recorded in Net investment income.

In applying the equity method of accounting, the Company consistently uses the most recently available financial information provided by the general partner or manager of each of these investments, which is one to three months prior to the end of the Company's reporting period. The financial statements of these investees are generally audited on an annual basis.

Footnotes

1 Board representation, participation in policy-making processes, material intra-entity transactions, interchange of material personnel, technological dependency and the extent of ownership in an investee.

2 Accounting for Limited Partnership Investments

Endnotes

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